# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Southland Holdings, Inc., CIK 0001883814
CUSIP: 84445C100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1100 Kubota Drive, Grapevine, Texas (TX), 76051
Date of event which requires filing of this statement: 12/27/2024
Amends the filing with accession number 0001829126-23-001668
Filed by CIK 0001965927
Persons authorized to receive notices and communications: Rudolph "Rudy" V. Renda, 1100 Kubota Drive, Grapevine, Texas (TX), 76051, 817-293-4263

## Reporting persons
- Rudolph "Rudy" V. Renda (CIK 0001965927): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 6,092,998; shared voting power 3,119,259; sole dispositive power 6,092,998; shared dispositive power 3,119,259; aggregate amount beneficially owned 9,212,257 (17.1% of the class)
  Comment: (1) Represents 6,092,998 shares of common stock, par value $0.0001 per share ('Common Stock'), of Southland Holdings, Inc. (the 'Company') held directly by the Reporting Person.
  
  (2) Represents (i) 1,560,155 shares of Common Stock of the Company held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, (ii) 744,829 shares of Common Stock of the Company held by the Angelo Joseph Renda Trust, (iii) 744,829 shares of Common Stock of the Company held by the Lola Sofia Renda Trust, and (iv) 69,446 held by the Christy Lee Renda 2015 Irrevocable Trust. The Reporting Person may be deemed to have shared voting and/or dispositive power over the shares of Common Stock of the Company held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, the Angelo Joseph Renda Trust, the Lola Sofia Renda Trust, and the Christy Lee Renda 2015 Irrevocable Trust, as Trustee of each such trust.
  
  (3) Based on the sum of (a) 48,105,512 shares of Common Stock of the Company outstanding on November 1, 2024, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024 plus (b) 5,830,899 shares of Common Stock of the Company issued pursuant to certain Securities Purchase Agreements, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Southland Holdings, Inc.
Address of issuer's principal executive offices: 1100 Kubota Drive, Grapevine, Texas (TX), 76051
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 24, 2023 (the "Schedule"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock") of Southland Holdings, Inc. (the "Company"). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule. Except as otherwise provided herein, each Item of the Schedule remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented to add the following:

On March 22, 2023, upon the final calculation of the Company's audited financial statements for the year ended December 31, 2022, it was determined that the Southland Members were entitled to receive 3,448,283 shares of Common Stock of the Company as Earnout Merger Consideration (such shares of Common Stock, the "Earnout Merger Consideration Common Shares") in respect of the achievement of the 2022 Base Target (as defined in the Merger Agreement). On April 27, 2023, as Southland Members, (i) the Reporting Person was issued 344,828 Earnout Merger Consideration Common Shares, (ii) the Rudolph V. Renda, Jr. 2015 Irrevocable Trust was issued 137,932 Earnout Merger Consideration Common Shares, (iii) the Angelo Joseph Renda Trust was issued 68,966 Earnout Merger Consideration Common Shares, and (iv) the Lola Sofia Renda Trust was issued 68,966 Earnout Merger Consideration Common Shares.

From March 31, 2023 to December 28, 2023, the Rudolph V. Renda, Jr. 2015 Irrevocable Trust purchased an aggregate of 70,498 shares of Common Stock of the Company on the open market with cash.

From March 31, 2023 to December 28, 2023, the Christy Lee Renda 2015 Irrevocable Trust purchased an aggregate of 69,446 shares of Common Stock of the Company on the open market with cash.

On March 25, 2024, the Company issued 15,767 shares of Common Stock to the Reporting Person pursuant to the Company's 2022 Equity Incentive Plan, of which 370 shares of Common Stock were withheld to satisfy tax withholding obligations.

On December 27, 2024 (the "Closing Date"), the Company entered into a Securities Purchase Agreement with the Reporting Person pursuant to which the Company agreed to issue to the Reporting Person 2,215,664 shares of Common Stock, in exchange for the full satisfaction and discharge of (i) $3,065,116.48 under that certain promissory note, dated October 31, 2016, with an original principal amount of $3,330,975, (ii) $2,283,139.54 under that certain promissory note, dated February 14, 2023, with an original principal amount of $5,000,000 and (iii) $2,251,479.07 under that certain promissory note, dated March 15, 2024, with an original principal amount of $2,241,765.65, based on a price per share of $3.43.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

The securities covered by the Schedule and this Amendment No. 1 were acquired for investment purposes.

The Reporting Person currently serves as Co-Chief Operating Officer and Executive Vice President - Strategy and Special Projects of the Company. As an officer of the Company, the Reporting Person may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person retains the right to change his investment intent and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by the Reporting Person, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and supplemented as follows:

The aggregate number and percentage of the outstanding shares of Common Stock of the Company beneficially owned by Mr. Renda are as follows: 9,212,257shares of Common Stock, constituting 17.08% of the Common Stock of the Company issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and supplemented as follows:

Sole power to vote or direct the vote:6,092,998(1)

Shared power to vote or direct the vote:3,119,259(2)

Sole power to dispose or direct the disposition of: 6,092,998(1)

Shared power to dispose or direct the disposition of: 3,119,259(2)

(1) Represents 6,092,998 shares of common stock, par value $0.0001 per share, of Southland Holdings, Inc. held directly by the Reporting Person.

(2) Represents (i) 1,560,155 shares of Common Stock of the Company held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, (ii) 744,829 shares of Common Stock of the Company held by the Angelo Joseph Renda Trust, (iii) 744,829 shares of Common Stock of the Company held by the Lola Sofia Renda Trust, and (iv) 69,446 held by the Christy Lee Renda 2015 Irrevocable Trust. The Reporting Person may be deemed to have shared voting and/or dispositive power over the shares of Common Stock of the Company held by the Rudolph V. Renda, Jr. 2015 Irrevocable Trust, the Angelo Joseph Renda Trust, the Lola Sofia Renda Trust, and the Christy Lee Renda 2015 Irrevocable Trust, as Trustee of each such trust.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented to add the following:

On the Closing Date, the Company entered into a Securities Purchase Agreement with the Reporting Person pursuant to which the Company agreed to issue to the Reporting Person 2,215,664 shares of Common Stock, in exchange for the full satisfaction and discharge of (i) $3,065,116.48 under that certain promissory note, dated October 31, 2016, with an original principal amount of $3,330,975, (ii) $2,283,139.54 under that certain promissory note, dated February 14, 2023, with an original principal amount of $5,000,000 and (iii) $2,251,479.07 under that certain promissory note, dated March 15, 2024, with an original principal amount of $2,241,765.65, based on a price per share of $3.43.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

On the Closing Date, the Company entered into a Securities Purchase Agreement with the Reporting Person pursuant to which the Company agreed to issue to the Reporting Person 2,215,664 shares of Common Stock, in exchange for the full satisfaction and discharge of (i) $3,065,116.48 under that certain promissory note, dated October 31, 2016, with an original principal amount of $3,330,975, (ii) $2,283,139.54 under that certain promissory note, dated February 14, 2023, with an original principal amount of $5,000,000 and (iii) $2,251,479.07 under that certain promissory note, dated March 15, 2024, with an original principal amount of $2,241,765.65, based on a price per share of $3.43.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 5 - Securities Purchase Agreement, dated as of December 27, 2024, by and between Rudolph V. Renda and Southland Holdings, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on December 30, 2024).

## Signatures
- Rudolph "Rudy" V. Renda: /s/ Rudolph "Rudy" V. Renda, Rudolph "Rudy" V. Renda (12/31/2024)